REED W. TOPHAM

Direct (801) 578-6918

rwtopham@stoel.com

May 8, 2009

VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin L. Vaughn

                   Eric Atallah

                   Tim Buchmiller

                   Joseph McCann

Re:	Raser Technologies, Inc.
Form 10-K for the Year Ended December 31, 2008
File No. 001-32661

Dear Gentlemen:

On behalf of Raser Technologies, Inc., a Delaware corporation (the “Company”), please find below the Company’s response to Comment No. 12 contained in the comment letter to Brent M. Cook, dated April 22, 2009, from the Staff of the Securities and Exchange Commission (the “SEC”), regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2008. The Company’s response below corresponds to the caption and number of Comment No. 12 (which is reproduced below in bold italics).

12.	We note that in connection with the tax equity financing, there is a basis difference between your investment in Thermo No. 1 BE-01, LLC and your claim on the book value of Thermo No. 1 BE-01, LLC at the time the investment was made. We note that your ongoing calculation in connection with the hypothetical liquidation at book value does not include any adjustment in connection with this basis difference. Please tell us possible alternative methods you considered to account for this basis difference and why you concluded that your current calculation is the most appropriate.

Response:

Prior to completing the tax equity financing with Merrill Lynch, the Company reviewed excerpts from the Proposed Statement of Position, “Accounting for Investors’ Interests in Unconsolidated Real Estate Investments,” dated November 21, 2000 (the “Proposed SOP”), issued by the AICPA Accounting Standards Executive Committee (“AcSEC”). As identified in paragraph 29 of the Proposed SOP, a difference between the amount of the investment and the investor’s claim on the book value of the investee can occur. When such a difference occurs it is referred to in the Proposed SOP as a “basis difference.” In the tax equity financing with Merrill Lynch, a basis difference occurred because the carrying value of the net assets in Thermo No. 1 BE-01, LLC (“Thermo No. 1”) was greater than the initial capital account balances agreed to as part of the liquidation waterfall provisions contained in the tax equity financing documents.

Although the Proposed SOP was never ratified, it proposed two methodologies to account for a basis difference, both of which seek to capture the fair values of the relevant assets and liabilities by assuming a hypothetical liquidation. First, the Proposed SOP suggests that the recast-financial-statements approach should be used when an initial investment has a liquidation preference. The recast-financial-statements approach captures the initial relevant fair values of the assets and liabilities and follows generally accepted accounting principles for any additional transactions. According to the recast-financial-statements approach, the assets and liabilities are hypothetically liquidated at the recasted book value at the end of each period and the portion of the investor’s claim relating to liquidation preferences are recorded as gains or losses. Second, the Proposed SOP suggests that the two-component approach should be used when the investor’s investment is thought of as comprising two components: (1) the investor’s claim on the reported book value of the investee and (2) the basis difference between the first component and the total amount of the investment.

As indicated in the Company’s response to Comment No. 15 to the SEC’s comment letter dated February 18, 2009, the Company adopted a methodology to account for the basis difference that it believed closely reflected the investor’s claim on the Thermo No. 1 subsidiary’s book value at each balance sheet date based upon the liquidation waterfall provisions contained in the tax equity financing documents with Merrill Lynch. The methodology adopted by the Company is similar to the recast-financial-statement methodology. After further review of the Proposed SOP, the Company believes that the recast-financial-statements methodology closely reflects the investor’s claim on the Thermo No. 1 subsidiary’s book value at each balance sheet date because the tax equity financing documents with Merrill Lynch contain a liquidation preference. Accordingly, the Company has modified its hypothetical liquidation at book value methodology to compute the investor’s claim on the Thermo No. 1 subsidiary’s book value to include an adjustment for the beginning basis difference at each balance sheet date. This basis difference is then amortized on a straight-line basis over the thirty-five year depreciable life of the Thermo No. 1 geothermal power plant.

Set forth below are the steps the Company is utilizing under the recast-financial-statements methodology to compute the investor’s claim on the Thermo No. 1 subsidiary’s book value. Section references are to those sections contained in Thermo No. 1’s Amended and Restated Limited Liability Company Agreement, dated as of August 31, 2008.

Distributions of Assets	Non-Controlling Interest Calculation	Comments
Section 10.2(b) states: “The liquidator will first pay, satisfy or discharge from Company funds all of the debts, liabilities and obligations of the Company (including the Working Capital Loans and all expenses incurred in liquidation) or otherwise make adequate provision for payment and discharge thereof (including the establishment of a cash escrow fund for contingent, conditional or unmatured liabilities in such amount and for such term as the liquidator may reasonably determine).”

Section 10.2(c) states: “All assets of the Company will be treated as if sold, and the gain treated as realized on those assets will be allocated first to Members with deficits in their Adjusted Capital Accounts (in the ratio of the deficits if more than one Member’s Adjusted Capital Account is in deficit) in order to eliminate the deficits.”	Step 1. Determine the total assets of Thermo No. 1. Step 2. Determine the total debt of Thermo No. 1.

According to the liquidation process, all assets of the Company will be treated as if sold. Thus, Step 1 is to determine the book value of the assets sold as of the end of each period.

According to the liquidation process, all debts, liabilities, accrued liabilities of the Company will be discharged. Thus, Step 2 represents the Company’s total debt that is expected to be paid first at the end of each period.

Section 10.2(d) states: “Remaining gain or loss will be allocated next among the Class A Investors in an effort to set the Capital Account of each of the Class A Investors at a level that would allow it to reach the Target IRR out of the liquidating distributions if the Target IRR has not already been achieved, and thereafter in the ratio in Section 5.1(b).”

Section 5.1(b) states: “for the period after the Flip Date, the greater of (i) 5% or (ii) the adjusted allocation percentage (0%) that is determined under Section 6.4.2 of the EPC Agreement to achieve the Target Pre-Tax Return, allocated among the Class A Investors in proportion to their Percentage Interests, and 100% minus the percentage in (i) or (ii) to the Class B Investors, allocated in proportion to their Percentage Interests.”

Step 3. Subtract the initial basis difference (net of amortization) that resulted from the difference between the 8/31/08 book value and the agreed upon value of the initial capital contributions made pursuant to the tax equity financing documents with Merrill Lynch.

Step 4. Subtract the initial Class A and Class B initial capital account contributions.

Step 5. Calculate the increase in (net assets) equity over the initial capital account contributions.

Step 6. Calculate Class A expected IRR since sale of Class A membership.

The initial basis difference is subtracted to reflect the investor’s claim on its agreed upon original contributed value of the assets.

In order to set the capital accounts to a level that would allow the Class A investor to achieve the target IRR of 15%, the initial Class A and Class B capital account contributions are considered to be paid out after settling the outstanding debt from Step 2.

Step 5 represents a subtotal of net assets less the required payment for Class A and Class B initial capital contributions

According to the LLC Agreement, liquidating distributions are allocated to the Class A member to achieve the target IRR of 15%.

Step 7. Calculate Class A member interest post-flip percentage of overall equity less Class A expected IRR.

Step 8. Calculate Class B member interest post-flip percentage of overall equity less Class A expected IRR.

After the Class A member target IRR of 15% is achieved, the liquidating distributions are distributed according to the post-flip date ratios of 5% to Class A members.

After the Class A member target IRR of 15% is achieved, the liquidating distributions are distributed according to the post-flip date ratios of 95% to Class B members.

Section 10.2(e) states: “After the allocations in clauses (c) and (d) have been made, then cash and property will be distributed pro rata to the Members in the amount of the positive balances in their Capital Accounts by the end of the taxable year during which the liquidation occurs (or, if later, within 90 days after the date of such liquidation).”		Since the entire net book value has been allocated by step 8, there are no more allocations necessary. Therefore, in order to determine the change in the capital accounts, the Company recalculates the capital account for each member of the LLC.

	Step 9. Calculate the period end Class A Membership Capital Account.	The initial capital contribution account is adjusted to include the liquidating distributions including the Class A target IRR of 15% and the post flip percentage for the Class A member.

Step 10. Calculate Class A membership capital account period increase/decrease.	The Class A capital contribution account balance obtained in Step 9 is compared to the prior period capital contribution account to determine the current period increase or decrease in the capital account.

Recast-Financial-Statements Computation for the Non-Controlling Interest from December 31, 2008 to March 31, 2009

Step 1.	Determine the total assets of Thermo No. 1	$102,451,511
	Total Assets (assume sold at book value)

Step 2.	Determine the total debt of Thermo No. 1

	Total Debt	$(43,655,473)

Step 3.	Subtract initial basis difference	$(20,755,507)

	Net Assets available for distribution	$38,218,439

Step 4.	Subtract the initial Class A and Class B capital account contributions
	Initial Capital Account Contribution of Class A Member	$(24,500,000)
	Initial Capital Account Contribution of Class B Member	$(6,650,000)

Step 5.	Calculate overall increase in equity over initial contributions
	Overall increase in equity over initial contributions	$7,068,439

Step 6.	Calculate Class A expected IRR since sale of Class A membership
	Capital contribution plus IRR of 15% for seven months	$(2,081,410)

Step 7.	Calculate Class B post-flip percentage of overall equity less Class A expected IRR
	Class B Member (post flip date 95%)	$(4,737,678)

Step 8.	Calculate Class A post flip percentage of overall equity less Class A expected IRR
	Class A Member (post flip date 5%)	$(249,351)

Step 9.	Calculate Period End Class A Membership Equity
	Class A Member

	Capital Contribution	$24,500,000
	Class A Member IRR to date	$2,081,410
	Class A Member Post Flip Equity	$249,351	$26,830,761

Step 10.	Calculate Class A Membership Equity Period Increase/Decrease

	Beg. Balance.	$25,945,714
	New Balance	$26,830,761

	Basis Increase for Quarter ending March 31, 2008		$885,047

Effect of Application of Recast-Financial-Statements Methodology on the Company’s Previously Filed Financial Statements

If the Company had used the recast-financial-statements methodology in connection with the financial statements it filed with the SEC for the Company’s quarterly period ended September 30, 2008 and its annual period ended December 31, 2008, then the following changes would have occurred:

For the Quarterly Period Ended September 30, 2008
	As Previously Reported by the Company	As Adjusted to Reflect the Application of the Recast-Financial Statements Methodology	Dollar Difference	Percentage Difference
Class A Non-Controlling Interest	$5,128,468	$4,080,210	$1,048,258	20.44%
Total Assets	$141,789,842	$141,789,842	—	—
Total Stockholders’ Equity	$12,831,763	$13,880,021	$1,048,258	7.7%
Accumulated Deficit and Accumulated Deficit after Re-entry into Development Stage	$(71,452,089)	$(70,403,831)	$1,048,258	1.4%
Net Loss	$(8,831,267)	$(7,783,009)	$1,048,258	11.3%
Loss Per Share	$(0.15)	$(0.13)	$0.02	13.3%

For the Fiscal Year Ended December 31, 2008
	As Previously Reported by the Company	As Adjusted to Reflect the Application of the Recast-Financial Statements Methodology	Dollar Difference	Percentage Difference
Class A Non-Controlling Interest	$28,026,116	$25,945,714	$2,079,402	7.4%
Total Assets	$184,024,448	$184,024,448	—	—
Total Stockholders’ Equity	$6,278,322	$8,357,724	$2,079,402	33.1%
Accumulated Deficit and Accumulated Deficit after re-entry into development stage	$(96,707,687)	$(94,628,285)	$2,079,402	2.2%
Net Loss	$(45,485,034)	$(43,405,632)	$2,079,402	4.6%
Loss Per Share	$(0.79)	$(0.75)	$0.04	5.1%

As a result of the above-stated differences, the Company has considered Staff Accounting Bulletin: No. 99 – Materiality (“SAB 99”) to determine whether such differences would require a restatement of the Company’s financial statements for the quarter ended September 30, 2008 and the fiscal year ended December 31, 2008.

Certain qualitative considerations are outlined in SAB 99 that provide guidance as to whether misstatements in the financial statements are considered material. These considerations include:

•	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate;

•	whether the misstatement masks a change in earnings or other trends;

•	whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise;

•	whether the misstatement changes a loss into income or vice versa;

•	whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability;

•	whether the misstatement affects the registrant’s compliance with regulatory requirements;

•	whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements;

•	whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation; or

•	whether the misstatement involves concealment of an unlawful transaction.

After reviewing these considerations, the Company considers the differences resulting from the change in methodology as immaterial. None of the qualitative factors listed above are applicable to the Company’s current circumstances. Furthermore, the Company is currently in the development stage, which makes the differences appearing in the income statement less meaningful to the Company’s stockholders. By implementing the recast-financial-statements methodology, it reduces the Company’s previously reported net loss and loss per share calculation. These reductions result in a less conservative presentation of the Company’s losses. Finally, the Company does not believe that its stockholders are purchasing or selling its common stock based on its net loss or loss per share. Instead, the Company believes its stockholders are making investment decisions based on the Company’s anticipated future revenues and anticipated future cash flows.

As a result, the Company does not believe that a restatement of the financial statements for the quarter ended September 30, 2008 or its fiscal year ended December 31, 2008 would be required. Instead, the Company intends to make the appropriate adjustments to “Non-Controlling Interest” in the Company’s balance sheet to be filed with its quarterly report on Form 10-Q for the period ended March 31, 2009 (the “First Quarter 2009 10-Q”). The Company considers such adjustments as a correction of an error from a prior period. The adjusted calculation of “Non-Controlling Interest” that will appear in the First Quarter 2009 10-Q will be calculated utilizing the recast-financial-statements methodology for the period covering August 31, 2008 to March 31, 2009. The adjustment will be recorded in the “Non-Controlling Interest”

balance at March 31, 2009. No adjustment will be recorded for the “Non-Controlling Interest” balance at December 31, 2008. The Company also intends to make appropriate disclosures in the First Quarter Form 10-Q to describe (1) the correction of the error from the prior period; (2) the hypothetical liquidation at book value model that the Company has adopted going forward; (3) the rationale for using such model considering the complexities surrounding the tax equity financing with Merrill Lynch; and (4) how such model allows for the Company to properly take into account the liquidation preferences contained in the tax equity financing documents.

*     *     *     *     *

We believe the foregoing discussion is responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (801) 578-6918.

Very truly yours,

/s/ REED W. TOPHAM
Reed W. Topham

cc:	Brent M. Cook (Raser Technologies, Inc.)
Martin F. Petersen (Raser Technologies, Inc.)
Richard Holt (Raser Technologies, Inc.)
Reynold Roeder (Raser Technologies, Inc., Audit Committee Chairman)